

January 17, 2012

<u>Via E-mail</u>
Andrew I. Widme
President
Sport Tech Enterprises, Inc.
10321 Running Falls St.
Las Vegas, NV 89178

> **Re: Sport Tech Enterprises, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed January 4, 2012**
> **File No. 333-175306**

Dear Mr. Widme:

We have reviewed your responses to the comments in our letter dated January 3, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

<u>General</u>

1. In future amendments, please include the delaying amendment.

<u>Prospectus Cover Page</u>

2. The Risk Factors section begins on page 5. Please revise the reference on the cover page accordingly.

<u>Prospectus Summary, page 1</u>

3. Please revise to highlight the financial snapshot of your company by moving the disclosure contained in the first paragraph on page 2 to one of the first four introductory paragraphs on page 1. In the revised disclosure on page 1, please also disclose therein that you have not generated any revenues to date and that your auditors have included a going concern qualification in its recent auditor report. Lastly, disclose that you have not commenced production of your surf leash for sale yet and that you have no immediate plans to manufacture for mass production as you are still in the developmental stages.

Sport Tech Enterprises, Inc. ("Sport Tech Enterprises"), page 1

4. Revise the first paragraph to balance the disclosure by providing that you cannot provide any assurance that you will be able to "reengineer" and "improve" the surfing leash or other sporting goods due to your financial condition and limited history.

Risk Factors, page 5

5. Please revise to move the first two risk factors on page 10 to a more prominent section on page 5.

Exhibit 5

6. Please revise the fourth paragraph of the opinion to refer to the correct number of shares of common stock that is being registered on the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Daniel R. Van Ness
        Stoecklein Law Group